Interbrew

THE WORLD'S LOCAL BREWER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By couri[redacted]

Leuven, 6 July 2004

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

dlw 7/12

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

Interbrew

Press release

Interbrew to sell its manufacturing facilities in Northern Ireland

Brussels, 6th July 2004

Interbrew today announced its intention to seek a buyer for its manufacturing facilities at Bass Ireland's Ulster brewery in Belfast. This decision follows the loss of contract bottling volume at the brewery.

A successful sale would include a long-term supply contract with Interbrew UK to brew and package beer for the markets in Ireland.

The sale process has now commenced and will be concluded by September 2004.

However, if a viable future cannot be secured for these manufacturing facilities, they will be closed in early 2005.

Notes to editors

The Bass Ireland Ulster Brewery was founded in 1897 and is the only major brewery in Northern Ireland. It brews and kegs Bass® and Tennent's Lager® and kegs Stella Artois® for the Northern Ireland and Republic of Ireland market places.

285 people (80 within manufacturing) are employed by Bass Ireland and a further 75 in Interbrew Ireland in the Republic of Ireland.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Interbrew UK & Ireland employs 3,400 people and operates breweries in each of the four home nations. The extensive brand portfolio includes Stella Artois®, the UK's no.1 premium lager, and Tennent's Lager®, the biggest selling lager brand in Scotland. Alongside these are Boddingtons®, the no.1 "widget" beer in the take home market; Hoegaarden®, the UK's leading white beer; Bass Draught Ale®; Castlemaine XXXX® and Murphy's®.

Interbrew

Contact information

Corporate:

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Sophia Baah
Investor Relations Manager
Tel: +32-16-31-54-43
Fax: +32-16-31-57-13
E-mail: sophia.baah@Interbrew.com

Interbrew UK:

Philip Malpass
Corporate Affairs Director
Tel: +44-1582-397568
Fax: +44-1582-397145
E-mail: philip.malpass@interbrew.com

Bass Ireland

Brian Houston
Public Relations Manager
Tel: +44 2890 - 609576
Fax: +44 2890 - 609644
E-mail: brian.houston@interbrew.co.uk